Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-163511

January 25, 2011

“ ProShares

The .Aitemolive ETE Coaçxwiy

Get the VIXY/VIXM Dear %%FIRST NAME%%,

Product Proffle Now from ProShares, access volatility with an

Download the PDF exchange traded fund (ETF).

PioSnares VIX Short-Term Futures ETF [VIXY)

Pio rnres VEX Mid Term Thitures ETF (1 XM

To access volatility In the past, you may have

considered an exchange traded note (ETN) and bearing the credit risk of the note’s issuer. Now, for the first time on a U.S. exchange, you can access volatility In ETF form.

Get the VIXYIVIXM Product Profile

Thank you for your interest In ProShares

ProShares vix and VIXM are

benchmarked to the ss,p SCO® The Alternative ETF CompanyY’ VEX® Short-Term Futures

tndex and the S&P SOC®

VEX® Mid-Term Futures tndex Download the full list of ProShares respectively.

For financIal professional use only. Not for public distribution.

The CBOE Volatility Index (VEX®) is a widely followed measure of the expected volatility of the S&P 500. Since the VEX is not directly Investable, S&P 500 volatility exposure is often achieved through VEX futures. Each of the VEX Futures Indexes measures the movements of a combination of VIX futures and is designed to track changes in the expectation for VEX for a specific time window in the future. As such, the VIX Futures Indexes perform differently than the VEX. Because the ProShares VIXY and VIXM ETF5 seek to match the VEX Futures Indexes, they can also be expected to perform differently than the VEX.

These ETFs are not regulated under the Investment Company Act of 1940 and are not afforded its protections. Investing in ETFs involves a substantial risk of loss. There is no guarantee any ProShares ETF will achieve its Investment objective. Unlike conventional stock-based indexes, It is not expected that the indexes will generally rise over time; investors, therefore, should not expect the funds to appreciate in value over extended periods of time. These ETFs invest In futures. VEX futures are among the most volatile futures contracts. A fund’s exposure to its Index may subject that fund to greater volatility than Investments in traditional securities, which may adversely affect an investor’s investment In that fund. These ETF5 are not suitable for all investors. These funds may have different tax Implications and generate a K-i tax form.

Read the orosoectus carefully for complete information about the objectives and risks associated with these ETFs before you Invest. To obtain a prospectus for these or any ProShares product, visit www.oroshares.com.

Standard & pools®, 5p®, 5&P 500®, standard & Poor’s 500’”, 5&P 500® tax® Short-Temi Futures

Enciesmi and 5&P s5Q® vix® Mid-Term Futures Endesmi are trademarks of Standard & Poor’s

Fisanciai Services LLc (S&P”) and have been licensed for use by ProSnares. vEx® is a trademark of the chicago Board Options Exchange Incorporated (“CBOE”) and CBOE has agreed that S&P may use the vlx® trademark In the names of the Endeses as licensed to ProShares. ProShares are not sponsored, endorsed, soid or prsmoted by S&P or csct or their respective affliates, and S&P asd CSOE and their respective affiliates make no representation, warranty or condibon regarding the advisability of buying, seliing or holding shares In PmShares.

To ensure that ProShares emalls reach your inbos (not buik or Junk folders), piease add this email address to your address book: reoiy®iprosha.es.com. ©2011 PCM

Profunds GroupS Isdudes ProFuods mutual funds and ProShares Errs. Protunds are distributed by PmFunds Oistributors, Inc. PrsShares are distributed by SEt

PROF) )NDS Investments Oistrlbution co., which Is not affiliated with the sponsor.

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